SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                (Amendment No. 2)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     Sociedad Quimica y Minera de Chile S.A.
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                                (Name of Issuer)

             Series A Common Stock, no par value ("Series A Shares")
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                         (Title of Class of Securities)

                                    833636103
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                                 (CUSIP Number)

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                             Saskatoon, Saskatchewan
                                 Canada S7K 7G3
                                 (306) 933-8500

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 April 26, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                               (Page 1 of 6 Pages)

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CUSIP No. 833636103
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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potash Corporation of Saskatchewan Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                         (b)|_|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS

              BK, AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Saskatchewan, Canada

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                1,000 Series A Shares (See Item 5)
        WITH
                               8       SHARED VOTING POWER

                                       50,416,731 Series A Shares (See Item 5)

                               9       SOLE DISPOSITIVE POWER

                                       1,000 Series A Shares (See Item 5)

                              10       SHARED DISPOSITIVE POWER

                                       50,416,731 Series A Shares (See Item 5)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,417,731  Series A Shares

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.30% (See Item 5(a))

    14        TYPE OF REPORTING PERSON

              CO

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CUSIP No. 833636103
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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Inversiones El Boldo Limitada

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                         (b)|_|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS

              BK, AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Chile

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
        WITH
                               8       SHARED VOTING POWER

                                       50,416,731 Series A Shares (See Item 5)

                               9       SOLE DISPOSITIVE POWER



                              10       SHARED DISPOSITIVE POWER

                                       50,416,731 Series A Shares (See Item 5)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,416,731  Series A Shares

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.30% (See Item 5(a))

    14        TYPE OF REPORTING PERSON

              CO

Item 1.   Security and Issuer.
------    -------------------

          No change.

Item 2.   Identity and Background.
------    -----------------------

          No change.

Item 3.   Source and Amount of Funds or Other Consideration.
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          The total amount of funds (excluding applicable brokerage commissions) utilized by Chile Holdco to acquire the Series A Shares beneficially owned by the Reporting Persons was approximately 97.3 billion Chilean pesos or approximately U.S.$137 million. Chile Holdco obtained all of such funds through a combination of a bank loan (secured in part by PCS and in part by an affiliate of PCS) and additional capitalization of Chile Holdco originating from PCS. PCS provided the funds necessary to secure the loan and to fund the additional capitalization of Chile Holdco from a combination of cash on hand and borrowings pursuant to its general operating credit facility.

          PCS utilized its own funds to purchase 1,000 additional shares for which it is sole beneficial owner.

Item 4.   Purpose of Transaction.
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          In transactions occurring on April 26 and April 30, 2002, Chile Holdco purchased a net total of 2,142,325 Series A Shares. All of such Series A Shares were purchased in open market transactions on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange). The Series A Shares beneficially owned by the Reporting Persons were acquired by them as a strategic investment in a company active in complementary markets

Item 5.   Interest in Securities of the Issuer.
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          (a)      PCS beneficially owns the following Series A Shares:

              Number of Series A                  % of All Equity Securities
                    Shares         % of Class(1)         of Issuer(2)
             ------------------- ---------------- --------------------------

PCS...........    50,417,731(3)       35.30%                19.16%
Chile Holdco..    50,416,731          35.30%                19.16%

(1)  Based upon 142,819,552 Series A Shares outstanding as of May 2, 2002.
(2) Based upon 142,819,552 Series A Shares and 120,376,972 shares of Series B Common Stock, no par value, of the Issuer outstanding as of May 2, 2002.
(3) PCS beneficially owns 1,000 Series A Shares in the form of American Depositary Receipts, each representing 10 Series A Shares.

          (b) PCS beneficially owns and has the sole power to vote or to dispose of 1,000 Series A Shares. Because PCS indirectly beneficially owns the entire outstanding equity interest in Chile Holdco, PCS may be deemed to have the power to vote or to direct the voting or to dispose or direct the disposition of all Series A Shares owned by Chile Holdco. Except as otherwise disclosed herein, no person other than the Reporting Persons shares the power to vote or to direct the vote or to dispose or direct the disposition of any of the Series A Shares owned by the Reporting Persons.

          (c) No change.

          (d) No change.

          (e) No change.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
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          No change.

Item 7.   Material to be Filed as Exhibits.
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          No change.

                                   SIGNATURES

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: May 3, 2002        Potash Corporation of Saskatchewan Inc.

                                    /s/ Wayne R. Brownlee
                                    --------------------------------------
                                    By:    Wayne R. Brownlee
                                    Title: Senior Vice President, Treasurer
                                           and Chief Financial Officer

          Date: May 3, 2002        Inversiones El Boldo Limitada

                                    /s/ Mark G. Boulanger
                                    --------------------------------------
                                    By:    Mark G. Boulanger
                                    Title: Executive Officer